UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CBEYOND, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
149847105
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	149847105

1	NAMES OF REPORTING PERSONS UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.* 36-3664388

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		343,721

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		343,721

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	343,721

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA
* UBS Global Asset Management (Americas) Inc. (“UBSGAM”) is the investment manager of BVCF IV, L.P. and disclaims beneficial ownership of such securities. Adams Street Partners, LLC is the subadviser to UBSGAM.

CUSIP No.	149847105

1	NAMES OF REPORTING PERSONS ADAMS STREET PARTNERS, LLC ** 36-4395178

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	5	SOLE VOTING POWER

NUMBER OF		433,079

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		343,721

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		433,079

WITH:	8	SHARED DISPOSITIVE POWER

		343,721

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	776,800

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA
** Adams Street Partners, LLC is the general partner of BVCF IV, L.P. and the managing member of the general partner of each of Adams Street 2006 Direct Fund, L.P., Adams Street 2007 Direct Fund, L.P. and Adams Street 2008 Direct Fund, L.P. (the “Funds”). The Funds are the legal owners of such securities. Adams Street Partners, LLC disclaims beneficial ownership of such securities.

Item 1(a) Name of issuer: CBEYOND, INC.
Item 1(b) Address of issuer’s principal executive offices: 320 Interstate North Parkway SE, Suite 300, Atlanta, GA 30339
2(a) Name of person filing:
1.	UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC. (“UBS GLOBAL ASSET MANAGEMENT”)
2.	ADAMS STREET PARTNERS, LLC (“ADAMS STREET”)
2(b) Address or principal business office or, if none, residence:
1.	PRINCIPAL BUSINESS OFFICE FOR UBS GLOBAL ASSET MANAGEMENT: ONE NORTH WACKER DRIVE, CHICAGO, IL 60606
2.	PRINCIAL BUSINESS OFFICE FOR ADAMS STREET: ONE NORTH WACKER DRIVE, SUITE 2200, CHICAGO, IL 60606
2(c) Citizenship:
1.	DELAWARE
2.	DELAWARE
2(d) Title of class of securities:
THE CLASS OF EQUITY SECURITY TO WHICH THE STATEMENT RELATES IS COMMON STOCK IN THE AMOUNT OF 776,800 SHARES.
2(e) CUSIP No.:
149847105
Item 3. If this statement is filed pursuant to §§240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a—8);

(e)	☑	An investment adviser in accordance with §240.13d—1(b)(1)(ii)(E);
UBS GLOBAL ASSET MANAGEMENT IS AN INVESTMENT ADVISER REGISTERED UNDER SECTION 203 OF THE INVESTMENT ADVISERS ACT OF 1940.
ADAMS STREET IS AN INVESTMENT ADVISER REGISTERED UNDER SECTION 203 OF THE INVESTMENT ADVISERS ACT OF 1940.
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d—1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d—1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a—3);

(j)	☐	A non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d—1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J), please specify the type of institution: _____
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 1. UBS Global Asset Management: 343,721; 2. Adams Street: 776,800
INCORPORATED BY REFERENCE TO ITEMS 5-11 ABOVE. REPORTING PERSONS’ BENEFICIAL OWNERSHIP RESULTS FROM THE BENEFICIAL OWNERSHIP OF 343,721 SHARES OF COMMON STOCK IN THE CASE OF UBS GLOBAL ASSET MANAGEMENT AND 776,800 SHARES OF COMMON STOCK IN THE CASE OF ADAMS STREET.
(b) Percent of class: 1. 1.1%; 2. 2.5%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1. 0; 2. 433,079
(ii) Shared power to vote or to direct the vote 1. 343,721; 2. 343,721
(iii) Sole power to dispose or to direct the disposition of 1. 0; 2. 433,079
(iv) Shared power to dispose or to direct the disposition of 1. 343,721; 2. 343,721
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d—3(d)(1).
Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑
Instruction. Dissolution of a group requires a response to this item.
Item 6. Ownership of More than 5 Percent on Behalf of Another Person. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
ACCOUNTS MANAGED ON A DISCRETIONARY BASIS BY UBS GLOBAL ASSET MANAGEMENT, AND SUBADVISED BY ADAMS STREET, HAVE THE RIGHT TO RECEIVE OR THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, THE COMMON STOCK.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. If a parent holding company or control person has filed this schedule pursuant to Rule 13d—1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d—1(c) or Rule 13d—1(d), attach an exhibit stating the identification of the relevant subsidiary.
Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d—1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d—1(c) or Rule 13d—1(d), attach an exhibit stating the identity of each member of the group.
ADAMS STREET PARTNERS, LLC IS A SUBADIVSER TO UBS GLOBAL ASSET MANAGEMENT. UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC. (“UBSGAM”) IS AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF UBS AG. NEITHER UBSGAM NOR ADAMS STREET PARTNERS, LLC AFFIRMS THE EXISTENCE OF A GROUP WITHIN THE MEANING OF RULE 13d-5(b)(1). SEE EXHIBIT 1.
Item 9. Notice of Dissolution of Group. Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
NOT APPLICABLE
Item 10. Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: FEBRUARY 14, 2011
UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.

By:	/s/ Mark F. Kemper
Name:	MARK F. KEMPER
Title:	SECRETARY

By:	/s/ Michael J. Calhoun
Name:	MICHAEL J. CALHOUN
Title:	ASSISTANT SECRETARY

ADAMS STREET PARTNERS, LLC

By:	/s/ Timothy R.M. Bryant
Name:	TIMOTHY R.M. BRYANT
Title:	GENERAL COUNSEL

EXHIBIT 1
AGREEMENT TO MAKE A JOINT FILING
UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC., A REGISTERED INVESTMENT ADVISER, AND ADAMS STREET PARTNERS, LLC, A REGISTERED INVESTMENT ADVISER, EACH AGREE THAT THIS SCHEDULE 13G (INCLUDING ALL AMENDMENTS THERETO) IS FILED BY AND ON BEHALF OF EACH SUCH PARTY.
Date: FEBRUARY 14, 2011
UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.

By:	/s/ Mark F. Kemper
Name:	MARK F. KEMPER
Title:	SECRETARY

By:	/s/ Michael J. Calhoun
Name:	MICHAEL J. CALHOUN
Title:	ASSISTANT SECRETARY
ADAMS STREET PARTNERS, LLC

By:	/s/ Timothy R.M. Bryant
Name:	TIMOTHY R.M. BRYANT
Title:	GENERAL COUNSEL